UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Lake Shore Bancorp, Inc.

2.	Name of Persons Relying on Exemption:

Financial Edge Fund, L.P.
Financial Edge-Strategic Fund, L.P.
PL Capital Offshore, Ltd.
PL Capital, LLC
PL Capital Advisors, LLC
Goodbody/PL Capital, L.P.
Goodbody/PL Capital, LLC
John W. Palmer
Richard J. Lashley
Dr. Robin Lashley

3.	Address of Persons Relying on the Exemption:

c/o PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540 for:

Financial Edge-Strategic Fund, L.P. PL Capital, LLC PL Capital Advisors, LLC Goodbody/PL Capital, L.P. Goodbody/PL Capital, LLC John W. Palmer Richard J. Lashley Dr. Robin Lashley

One Capital Place, P.O. Box 847GT Grand Cayman, Cayman Islands for:

PL Capital Offshore, Ltd.

4.	Written Material. The following written materials are attached:

Letter from PL Capital to Lake Shore Bancorp, Inc. Board of Directors dated May 14, 2007. Press Release dated May 15, 2007.

Exhibit Index to Notice of Exempt Solicitation

Exhibit
Number	Description

1	Letter from PL Capital to Lake Shore Bancorp, Inc. Board of Directors dated May 14, 2007.

2	Press Release dated May 15, 2007.

Exhibit 1

May 14, 2007	VIA TELEFAX

Mr. Michael E. Brunecz, Chairman
Lake Shore Bancorp, Inc.
125 East Fourth Street
Dunkirk, NY 14048

Dear Mr. Brunecz:

We are writing to express our opposition to Lake Shore Bancorp, Inc.‘s (the “Company”) proposed amendments to the 2006 Stock Option Plan and the 2006 Recognition and Retention Plan (collectively, the “Stock Benefit Plans”), as recently disclosed in the Company’s definitive proxy statement dated April 18, 2007.

Background of PL Capital Group

The PL Capital Group owns 405,685 shares of the Company’s common stock (“Common Stock”), which is 6.1% of the 6,612,500 outstanding shares of Common Stock, and 13.6% of the 2,975,625 outstanding shares of Common Stock held by shareholders other than Lake Shore, MHC (“MHC”). Based upon public filings, the PL Capital Group is the Company’s largest shareholder other than MHC.

You may recall that PL Capital Group’s initial 13D filing in the summer of 2006 was “for investment purposes only.” When it came time to vote on the original Stock Benefit Plans contained in the Company’s definitive proxy statement dated September 7, 2006, we thoroughly evaluated the terms of the Stock Benefit Plans and the number of shares of Common Stock issuable under the Stock Benefit Plans, then voted FOR the Plans.

Our Opposition to Proposed Amendments to the Stock Benefit Plans

When we reviewed the Company’s definitive proxy statement dated April 18, 2007, we were surprised to find significant amendments to the Stock Benefit Plans that we just approved in October. In our opinion, these amendments are favorable to the participants in the Stock Benefit Plans and unfavorable to shareholders, and if the Company had disclosed the intent to include these provisions in October 2006, we would have voted AGAINST the Stock Benefit Plans at that time.

While it was likely not the Company’s intent, we feel the Company manipulated the odds of obtaining shareholder approval by bifurcating the approval process and not disclosing that intent in the original September 7, 2006 proxy statement. Would shareholders have approved the Stock Benefit Plans in October 2006 if these amendments were originally included? Would the officers and directors have obtained the millions of dollars of Common Stock and options they now have? We cannot answer for other shareholders, however, the PL Capital Group would have voted AGAINST the original Stock Benefit Plans if these new provisions had been included originally.

We are also concerned that these amendments are more favorable than the Office of Thrift Supervision (“OTS”) regulations on stock benefit plans. For example, the proposed amendments include provisions for accelerated vesting upon retirement (including early retirement), while the OTS regulations only allow accelerated vesting due to death, disability and change in control (namely, the OTS only allows accelerated vesting in circumstances beyond the employee’s control, a principle with which we agree). We understand that many other thrifts have asked for shareholder approval to adopt provisions which exceed the OTS regulations, however, this does not make it any more acceptable to us.

We believe that the proposed amendments are also contrary to the basic purpose of compensation and stock benefit plans, which is to incent key employees to work hard and remain employed. This is exactly what the Company told us and other shareholders in the Company’s definitive proxy statement dated September 7, 2006. Under the “Purpose of the Option Plan” and “Purpose of the Recognition and Retention Plan” sections, the proxy stated, among other things, that the Plans were intended to “attract and retain individuals of outstanding competence” (underline added). The vesting provisions of awards granted under the Stock Benefit Plans are already very favorable to insiders because they do not require the Company or the recipient to achieve any performance criteria in order for the awards to vest. The officers and directors granted awards merely have to show up to work for a specified period of time (the Stock Benefit Plans currently contain a 5 year vesting period). If the proposed amendments are passed, officers and directors won’t even have to remain employed for 5 years in order for their awards to vest in full. Instead, an insider eligible for retirement, or favored by the board, could retire one day after being granted an award, and the award would fully vest.

As disclosed in the Company’s most recent Form 10-K (page 42), the original Stock Benefit Plans were narrowly approved by shareholders of the Company (other than MHC, which is precluded from voting on the Stock Benefit Plans by the regulations of the Company’s primary federal regulator, the OTS). At the Company’s Annual Meeting on October 24, 2006, 1,545,162 shares voted FOR, 626,852 shares voted AGAINST and 40,511 shares voted to WITHHOLD. Passage of the original Stock Benefit Plans required the affirmative vote of a majority of the 2,975,625 outstanding shares of Common Stock held by shareholders other than the MHC. Thus, the original Stock Benefit Plans needed 1,487,813 or more shares voted affirmatively FOR to pass, compared to the actual FOR vote of 1,545,162, a margin of only 57,349 shares. These plans were narrowly approved. Without the PL Capital Group shares voting FOR, the original Stock Benefit Plans would not have had sufficient votes to pass.

Requested Course of Action

We request that the Company rescind the proposed amendments and leave the terms of the Stock Benefit Plans as previously approved by shareholders. The shareholders approved the Stock Benefit Plans in reliance on the disclosures the Company made in the Company’s definitive proxy statement dated September 7, 2006, believing that the Company would act in good faith to maintain the Stock Benefit Plans in accordance with those disclosed terms.

If the Board insists on pursuing this course of action, the PL Capital Group plans to vote NO on the amendments to the Stock Benefit Plans at the upcoming Annual Meeting to be held on May 23, 2007.

We also believe that it is inappropriate to have the Company’s 2006 Recognition and Retention Plan (“RRP Plan”) shares voting on the proposed amendments, since there is a clear conflict of interest in having the RRP Plan participants vote on amendments which benefit them.

While we remain supportive of the Company and its management, and appreciate the opportunity we had today to speak with members of management and the board, and outside counsel to the Company, we feel it is in shareholders’ interests to vote NO on the proposed amendments.

We request that this letter be provided as soon as possible to each board member. Please feel free to call either of us with any questions.

Sincerely,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal

Exhibit 2

PL CAPITAL ANNOUNCES OPPOSITION TO LAKE SHORE BANCORP, INC.’S (Symbol: LSBK) PROPOSED STOCK BENEFIT PLAN AMENDMENTS

NAPERVILLE, Illinois (May 15, 2007) – The PL Capital Group (PL Capital) announced today that it informed the management and Board of Directors of Lake Shore Bancorp, Inc. (Symbol: LSBK) that PL Capital opposes the recently proposed amendments to Lake Shore’s 2006 Stock Option Plan and 2006 Stock Recognition and Retention Plan (the Stock Benefit Plans). Lake Shore is currently seeking shareholder approval of several amendments to the Stock Benefit Plans, as disclosed in Lake Shore’s definitive proxy statement dated April 18, 2007. Lake Shore’s Annual Meeting is currently scheduled for May 23, 2007.

PL Capital opposes the proposed amendments because it believes they are contrary to proper compensation and benefit practices and shareholders’ interests. Furthermore, at the time that Lake Shore sought shareholder approval for the original Stock Benefit Plans in October 2006, it did not disclose any intent to materially modify the terms of the Stock Benefit Plans.

“If the Stock Benefit Plans presented to shareholders in October 2006 had contained the amendments being proposed currently, PL Capital Group would have voted AGAINST the Stock Benefit Plans in October 2006, and the plans would not have been approved, since our vote was the deciding factor. Whether they intended to or not, Lake Shore pulled a “bait and switch” on us and its other shareholders,” noted PL Capital principal Richard Lashley.

PL Capital has asked the board to revoke the proposed amendments to the Stock Benefit Plans, leaving the terms of the originally approved Stock Benefit Plans in place.

PL Capital owns 405,685 shares of Common Stock, which is 6.1% of the 6,612,500 outstanding shares of Common Stock, and 13.6% of the 2,975,625 outstanding shares of Common Stock held by shareholders other than Lake Shore, MHC. Based upon public filings, PL Capital is the Company’s largest shareholder other than the MHC.

Contact: Richard Lashley, PL Capital LLC (973) 360-1666